MAIN STREET TRUST, INC.

August 31, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Ms. Kathleen Collins

RE:	Main Street Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended March 31, 2005
File No. 000-30031

Dear Ms. Collins:

Main Street Trust, Inc. (“The Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated August 9, 2005, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 – Investment in Debt and Equity Securities, page 46

1.                                      We note that the Company’s investments in other securities had unrealized losses of $749,000, $981,000 and $1.3 million for fiscal years 2004, 2003 and 2002, respectively.  Considering these securities had been in a loss position for greater than 12 months at each period end, tell us how you considered SAB 59 in determining that these unrealized losses were other than temporary.  We further note that the unrealized losses in common stocks decreased in 2004 compared to 2003 and “management believes the market value of these securities will continue to improve as the economy continues to recover”.  The $981,000 unrealized loss in 2003, however, is attributable to the Company’s investment in ten common stocks whereas the unrealized loss in 2004 is attributable to your investment in seven common stocks.  Therefore, it is not clear if the decrease in the unrealized loss is the result of an improvement in the economy or a change in the portfolio.  Please provide a breakdown of the unrealized losses for each period presented by security and tell us how you applied the guidance in SAB 59 on an individual security basis.  We also refer you to the guidance in the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005 that can be found on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P493_74580, which indicates that the ability to hold an equity security indefinitely would not, by itself, allow an investor to avoid an other-than-temporary impairment.  Your response should include your consideration of the Staff’s guidance, as well.  Also, provide a similar analysis for the $3.6 million of unrealized losses on federal agency securities that have been in a loss position for greater than 12 months at March 31, 2005.

The Company responds as follows:

Main Street Trust Investment Team Process

The Company’s Investment Team is comprised of the President and Chief Executive Officer, Chief Investment Officer, Chief Equity analyst and five other investment analysts.  The Investment Team meets no less frequently than monthly.  The Investment Team is responsible for recommending additions/deletions to the Company’s Recommended for Purchase Stock List (“the Stock List”).  At any given time, the Stock List will have between 25 and 40 individual stocks.  Presentations on stocks recommended for addition to or deletion from the Stock List include the CSFB Holt framework, the most recent Value Line report, the most recent Zack’s Digest report and any additional materials deemed relevant/important to the discussion.  While occasional transactions will be necessary, the Investment Team strives to keep turnover low to minimize tax, transaction and opportunity costs.  The projections contained in this letter are those of our Investment Team which we rely upon for managing the stock portfolio.

Application of SAB 59

On a quarterly basis, the Company’s management reviews specific equity securities that are in a loss position to determine whether or not any such loss is other than temporary.  To assist management to that end, key members of the Company’s Investment Team provide general information about the economy and equity markets, as well as current issuer specific information.  Management also considers several other factors in determining whether an other than temporary loss exists for a specific security, including, but not limited to, the length of time and the extent to which the market value of the security has been less than cost, the financial condition and near-term prospects of the issuer and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Following is a discussion of how we applied the guidance in SAB 59 to the stocks which had continuous losses as documented in Table 1:

Bristol Myers Squibb (BMY), Table 1.(a)

At the end of 2002, BMY’s market price was 44% below our purchase price of $40.91.  The price had fallen after revelations of an SEC investigation into BMY’s accounting and concerns about patent expirations.  We believed that the company’s net margins would rebound from the all-time low 11% in 2002 to more normal levels (18-24%), and the valuation would expand to a multiple of earnings closer to its peer group (20x-25x EPS).  Based on our projection that the company’s EPS would climb back above $2/share over the next couple of years, a valuation of 20x, or $40/share, would allow us to recoup our purchase cost within a reasonable period of time.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, BMY’s market price was 30% below our purchase price of $40.91.  The stock appreciated 24% during 2003, which was less than we had expected; however, the recovery in the company’s revenues and margins appeared to be unfolding as we had expected.  Revenues grew by $2.7 billion and net margins improved by 370 basis points.  We believed that another year of continued performance improvement and resolution of some of the legal and regulatory matters that were plaguing investor psychology (and weighing on the stock’s valuation) would allow the share price to move into the $40’s.  We expected the company to earn more than $2/share (17.5% net margins on $22 billion in sales) and estimated that the stock’s valuation would improve to a multiple of at least 20x EPS, or $40+ per share.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, BMY’s market price was 28% below our average purchase price of $35.58.  The stock price declined by 11% during 2004, as BMY’s revenues and earnings remained under pressure due to patent expirations.  The last of the company’s major patent expirations are expected to occur in 2005 and 2006, but it appears that revenues will remain stable due to the introduction of new products during the same timeframe.  The company is continuing to increase spending on research and development and is incurring increased costs due to the rollout of its new products.  We believe that after the expenses associated with these new product launches dissipate and revenues begin to grow again after 2006, the stock will appreciate in anticipation of margins recovering to more normal levels for the industry and the company.  Revenue growth should resume after the last of BMY’s patent expiries occurs in 2006.  Assuming 10% revenue growth in 2007 and 2008, a recovery in margins to BMY’s historically normal 20%, and a price/earnings ratio of 18x (which is conservative considering that pharmaceutical companies have usually traded at a premium to the broader market which currently trades at a multiple of 18x EPS), the stock would trade at $41.  Using a 15% discount rate, the stock appears to be discounting this recovery scenario unfolding over the next 3 years.  We believe BMY’s shares will rise to $41 and above.  We purchased 2,200 additional shares of BMY during 2004 due to this conviction.  At the end of 2004, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At March 31, 2005, BMY’s market price was 2% below our purchase price of $25.91.  The unrealized loss of less than $1,500 at the end of the first quarter was not considered material; therefore, we did not consider the unrealized loss to be other than temporary.

Compuware (CPWR), Table 1.(b)

At the end of 2002, CPWR’s market price was 63% below our purchase price of $13.07.    Based on management’s discussions of cost-cutting measures being taken, we believed that the company’s net margins would recover to the company’s pre-year 2000 range of 11-20% as revenue growth resumed.  We thought it reasonable to assume a 12-month forward revenue estimate of $1.5 billion, 15% net margins, a multiple of 20x EPS (below the historical average of 23x), which, after adding in the company’s $2/share in cash on hand, would result in a share price of $13.84, almost $1 above our purchase price.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, CPWR’s market price was 54% below our purchase price of $13.07.  The stock price appreciated 24% during 2003, which was less than we had expected; however, we believed that management was making positive changes that would help the company’s net margins recover to the company’s average of 13% (pre-1998).  Based on our estimate of 2004 revenues of $1.4 billion and 15% net margins, we believed the stock could trade at $14.48, or its average historical price/earnings multiple of 23x EPS for 2004 of $.48, plus the company’s $2/share cash balance.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, CPWR’s market price was 42% below our purchase price of $11.06.  The stock price appreciated 6% during 2004, which was less than we had expected.  The company’s turnaround was progressing as expected (the stock reached $9 in early 2004) but suffered a setback that caused the stock to stumble.  We continue to believe that management has, and is, making positive changes that will boost net margins back to the company’s average of 13%.  Revenues and earnings are growing again, and we believe that CPWR’s results will continue to exceed Wall Street expectations.  Even if CPWR only earns $.45/share for calendar year 2006, we believe the stock should trade above $12/share (23x $.45 EPS, plus $2/share for company’s cash balances).  We purchased 8,000 additional shares of CPWR during 2004 due to this conviction.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At March 31, 2005, CPWR’s market price was 5% below our purchase price of $7.58. The unrealized loss of less than $7,000 was not considered material; therefore, we did not consider the unrealized loss to be other than temporary.

Dana Corp. (DCN), Table 1.(c)

At the end of 2002, DCN’s market price was 40% below our purchase price of $19.59.  We were holding the stock due to our belief that the company’s margins would recover to a more “normal” level of 4% (the middle of the range experienced in 1996-2000) as their businesses recovered after the 2001 recession in the U.S. economy.  Relative to historical trading ranges, the stock was significantly under-valued based on several bases.  DCN shares were trading at a price-to-book value of 1.2x compared to a 10-year range of 0.8x-3.5x; a price/earnings ratio of 10x trailing 12-month EPS, compared to a 10-year range of 5x-18x EPS; and a price/sales ratio of 0.18, compared to a 10-year range of 0.15-0.80.  We were expecting a reversion to average historical valuation for DCN shares, which would suggest an expected price of $21.40 based on price/book valuation, $17.25 based on price/earnings valuation, and $30.28—or a blended average expected price of $22.97.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, DCN’s market price was 6% below our purchase price of $19.59.  The stock appreciated 56% in 2003, in-line with our expectations.  We believed the company would earn more than $2/share in 2004 and believed a multiple of 12x was appropriate for the stock, yielding a target price of $24.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, DCN’s market price was 12% below our purchase price of $19.76.  The stock price declined by 5% during 2004; however, the stock traded above our purchase price during the year.  The unrealized loss was not continuous for more than 12 months at year-end and we did not consider the unrealized loss to be other than temporary.

Du Pont (DD), Table 1.(d)

At the end of 2002, DD’s market price was 18% below our purchase price of $51.57.  DD’s management was in the midst of making changes to its portfolio of businesses in an attempt to transform the company into a faster-growing, higher-margin life sciences-driven organization when the recession of 2001 occurred.  We believed that the company’s transition would be delayed, not derailed, by the recession.  It was our expectation that the company’s valuation would expand to 20x EPS, which we expected to rebound to $2.70 (10.5% net margins on $26 billion in sales) in 2003—or a price of $54.00.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, DD’s market price was 10% below our purchase price of $51.57. The stock appreciated 7% in 2003, which was less than we had expected.  Rising commodity prices reduced DD’s profit margins in 2003, but management continued to make progress with its efforts to divest of slower-growing, lower-margin businesses for the purpose of transforming the company into a faster-growing, higher-return enterprise.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

DD had an immaterial loss at the end of 2004, and we sold out our position in 2005 at a gain.

InFocus Corp. (INFS), Table 1.(e)

At the end of 2002, INFS’s market price was 73% below our purchase price of $22.73.  We believed that shares of smaller-capitalization companies were under exaggerated pressure due to the severe lack of liquidity in the markets, and prices would rebound sharply from the lows caused by that lack of liquidity.  Our belief that much of the decline in stock prices was liquidity-driven was based on the fact that a record number of smaller-capitalization stocks were trading for less than the cash-per-share held by the companies in their bank accounts.  Historically, when valuations were discounted this deeply, dramatic price recoveries followed.  While the company had declared a loss for the year 2002, INFS had overcome similar difficulties in the past, triggering spectacular rallies in its stock (nearly 600% in 1993-1996, 300%+ in 1996-1998, and 2,000%+ in 1998-2000).  We were confident that management could guide the company through their current market difficulties, because they were similar in nature to past situations (primarily currency, competition and pricing issues).  INFS, despite having no profits for the year 2002, was still breakeven on a cash flow basis and its balance sheet was very strong—$2.5/share in cash on hand with zero debt.  We believed that 2003 would be the trough year in INFS’s revenues, and the company would achieve double-digit annual revenue growth in 2004 and beyond.  Based on that revenue scenario, our assumption that the company’s net margins would rise to 7.5% by 2005 on $720 million in revenue, and a return to the company’s average price/earnings ratio of 22, our target price for the stock was $29.70.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, INFS’s market price was 58% below our purchase price of $22.73.  The stock appreciated 57% during 2003, which was less than we had expected.  We believed the appreciation of INFS shares was occurring due to improved liquidity as well as a positive response by the market to management’s initiatives to cut costs and position the company for future growth.  At the end of 2003, INFS shares were trading at .60x revenue versus a historical range of .25x to 2.40x revenue (excluding the 1998-2000 “bubble” years).  We continued to believe that INFS would work through its current difficulties as it had in past similar situations and that its shares would ultimately be rewarded with a valuation more in-line with its historical average of 1.50x revenue, which, even at what we believed was a temporarily depressed sales figure of $600 million in revenue for 2003, would result in a price above our cost basis in INFS shares.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, INFS’s market price was 54% below our purchase price of $20.04.  The stock price declined by 5% during 2004.  The company’s turnaround was progressing as expected—revenues began growing again (20% year-over-year), margins were improving, the company returned to profitability—and the stock reached $13.40 in early 2004.  At the end of the year, management’s expectations for the first quarter of 2005 were 10% revenue growth and stable margins.  We continued to believe that INFS management would execute on their turnaround strategy, and believed that a 1.5x revenue valuation for the stock was likely to be achieved.  Assuming $715 million in sales for 2005, that valuation would put the stock at $26.80.  We added 250 shares to our INFS position during 2004, and at the end of 2004, we had the ability and intent to hold the stock until our price target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At March 31, 2005, INFS’s market price was 60% below our purchase price of $14.60. Company management continues to believe that the company will return to profitability, and we are monitoring the situation closely.  We continue to believe that a valuation of 1.5x revenues is attainable, and even a valuation of 1x sales of $700 million for 2006 would put the stock at $17.50, which is well above our purchase price.  At March 31, 2005, we had the ability and intent to hold the stock until our price target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

Johnson & Johnson (JNJ), Table 1.(f)

At the end of 2002, JNJ’s market price was 12% below our purchase price of $60.71.  For the past several decades, JNJ has increased its earnings and dividends at a double-digit pace, and we believed that the company’s earnings growth was about to accelerate due to the introduction of a revolutionary drug-eluting stent with multi-billion dollar market potential.  We believed that by the end of 2003 the shares deserved to trade a multiple of 22x forward earnings estimates of $2.95 for 2004—or a price target of $64.90.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, JNJ’s market price was 15% below our purchase price of $60.71.  The stock price declined 4% during 2003.  JNJ’s earnings increased 21% in 2003, but the stock’s valuation contracted by nearly 30% due to Wall Street analysts’ concerns that earnings growth would be lackluster after the new revenues from its blockbuster drug-eluting stent product were anniversaried and Boston Scientific’s drug-eluting stent entered the market.  We continued to believe that JNJ would deliver 10%+ annualized earnings growth and that the stock would regain its typical premium valuation relative to the market.  Our price target for 2004 was $67, based on 22x earnings estimates of $3.05.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

JNJ shares traded above our purchase price during 2004.  The unrealized loss was not continuous for more than 12 months at year-end and we did not consider the unrealized loss to be other than temporary at the end of 2004.

Merck & Co. (MRK), Table 1.(g)

At the end of 2002, MRK’s market price was 15% below our purchase price of $66.62.  MRK was starting to experience some expected patent expirations which caused 2002 earnings to be the same as 2001.  This earnings disappointment caused the valuation of MRK shares to fall to a level not seen since healthcare stocks were decimated due to fear of various federal government healthcare proposals in the early 1990s.  We expected that when earnings growth resumed in 2003, MRK’s valuation would expand back to 24x EPS, the average of the prior 12 years, giving us a price target of $72.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, MRK’s market price was 31% below our purchase price of $66.54.  The stock price declined by 18% during 2003.  MRK’s earnings fell 3% in 2003, but the stock valuation contracted even more dramatically due to continuing concerns about looming patent expirations as well as concerns that pharmaceutical industry participants other than Bristol Myers could be engaging in some of the same accounting and inventory schemes discovered at Bristol Myers.  We believed that MRK’s earnings would remain stable (around $3/share) despite patent expirations due to new drugs coming to market and that the stock valuation would recover to its normal premium to the market.  Our price target for the stock was 22x EPS estimates for 2004, or $66 per share.  At the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, MRK’s market price was 45% below our purchase price of $57.99.  The stock price declined by 30% during 2004.  MRK’s earnings fell 10% in 2004, but the stock valuation contracted even more dramatically due to the company’s decision to pull one of its largest revenue-producing drugs, Vioxx, from the market because of safety concerns.  We are closely monitoring the situation.  However, we continue to believe that a valuation of 22x earnings EPS estimates of $2.40 is a reasonable valuation expectation for the shares.  At the end of 2004, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At March 31, 2005, MRK’s market price was 35% below our purchase price of $50.01.  We are monitoring the company’s Vioxx litigation situation closely; however, we continue to believe that a valuation of 22x earnings EPS estimates of $2.40 is a reasonable valuation target for the shares.  At March 31, 2005, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

Motorola (MOT), Table 1.(h)

At the end of 2002, MOT’s market price was 41% below our purchase price of $14.55.  The stock was trading at its lowest price/sales ratio of the previous 10 years (0.75x sales).  We expected the stock to at least trade back up to the mid-point of its historical valuation trading range (0.75x to 2.00x sales), or 1.60x our sales estimate for 2003 of $26 billion, or $17.79/share.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, MOT’s market price was 4% below our purchase price of $14.55.  The stock appreciated 62% in 2003, which was in-line with our expectations.  We did not classify the unrealized loss to be other than temporary due to the fact that the stock was trading above our purchase price in early 2004 when that decision was made.

Pfizer (PFE), Table 1.(k)

At March 31, 2005, PFE’s market price was 18% below our purchase price of $32.16.  The stock is trading at its lowest valuation on a price/earnings basis of the past 15 years, and we remain confident that the company will continue to thrive after its impending wave of patent expirations has concluded.  A return to a more “normal” historical price/earnings ratio for the shares of 20 would put the stock in the $40’s.  At March 31, 2005, we had the ability and intent to hold the stock until our valuation target was attained; therefore, we do not consider the unrealized loss to be other than temporary.

SBC Communications (SBC), Table 1.(i)

At the end of 2002, SBC’s market price was 4% below our purchase price of $28.36.  The shares were purchased during 2002, and since the unrealized losses were not continuous for 12 months we did not consider classifying the losses to be other than temporary.

At the end of 2003, SBC’s market price was 8% below our purchase price of $28.36.  The unrealized loss was insignificant; therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, SBC’s market price was 9% below our purchase price of $28.36.  The stock price declined by 1% during 2004.  The unrealized loss was insignificant; therefore, we did not consider the unrealized loss to be other than temporary.

Solectron (SLR), Table 1.(j)

At the end of 2002, SLR’s market price was 80% below our purchase price of $17.74.  We believed that shares of smaller-capitalization companies were under exaggerated pressure due to the severe lack of liquidity in the markets, and prices would rebound sharply from the lows caused by that lack of liquidity.  Our belief that much of the decline in stock prices was liquidity-driven was based on the fact that a record number of smaller-capitalization stocks were trading for less than the cash-per-share held by the companies in their bank accounts.  Historically, when valuations were discounted this deeply, dramatic price recoveries followed.  Late in 2002, SLR shares traded below book value and below the amount of cash per share the company had on its balance sheet.  At the end of 2002, SLR’s shares were trading at the lowest price/sales ratio (0.2x) of the company’s history (except for a brief period following its IPO).  Ignoring the bubble years of 1998-2000, the stock had historically traded between 0.2x and 1.5x sales.  While the company had declared a loss for the year 2002, we believed that SLR’s management was taking the correct steps to reduce capacity and restore its operating margins to profitable levels.  As the company’s margins improved, we believed the stock’s valuation would recover to its average multiple of 1.1x sales, and based on our estimate of $13.5 billion in revenue for 2003, our price target was $18.  At the end of 2002, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2003, SLR’s market price was 67% below our purchase price of $17.74.  The stock appreciated 67% in 2003, which was less than we had expected.  We believed the appreciation of SLR shares was occurring due to improved liquidity as well as a positive response by the market to management’s initiatives to cut costs and position the company for future growth.  SLR’s revenues declined in 2003 but management believed margins would expand and revenue growth would resume in 2004.  We continued to believe that as the company’s margins improved, the stock’s valuation would recover to its average multiple of 1.1x sales.  Based on our estimate of $12.5 billion in revenue for 2004, our price target was $16.50 in the next 12 months.  Our one-year target price was only 7% below our cost basis, and at the end of 2003, we had the ability and intent to hold the stock until our valuation target was achieved; therefore, we did not consider the unrealized loss to be other than temporary.

At the end of 2004, SLR’s market price was 59% below our purchase price of $12.99.  The stock price declined by 9% during 2004 despite steadily improving its margins and returning to profitability in the second half of the year.  The company’s restructuring initiatives appeared to be taking hold, and the stock traded as high as $8.20 early in 2004.  We continue to believe that as the company’s margins continue to improve, the stock’s valuation will recover to its average multiple of 1.1x sales (at the end of 2004, the stock was trading at a valuation of 0.50x sales).  Consensus revenue estimates for SLR’s 2006 fiscal year are around $11 billion, and at that level of revenues a 1.1x sales valuation (based on 925 million shares outstanding, which is our estimate after the recently announced $250 million buyback is completed), the stock would be worth $13.08—more than our purchase price.  At the end of 2004, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

At March 31, 2005, SLR’s market price was 69% below our purchase price of $11.15.   The stock reacted sharply to a pause in the company’s quarterly improvement in margins in the first quarter of 2005.  We continue to believe that the company’s restructuring initiatives are progressing.  We also believe that as the company’s margins continue to improve, the stock’s valuation will recover to its average multiple of 1.1x sales.  Consensus revenue estimates for SLR’s 2006 fiscal year are around $10.7 billion, and at that level of revenues a 1.1x sales valuation (based on 925 million shares outstanding, which is our estimate after the recently announced $250 million buyback is completed), the stock would be worth $12.70—more than our purchase price.  At March 31, 2005, we had the ability and intent to hold the stock until our valuation target was achieved.  Therefore, we did not consider the unrealized loss to be other than temporary.

In response to your question about the reduction in the number of stocks with unrealized losses shrinking from 10 at the end of 2003 to 7 at the end of 2004, the three stocks that had unrealized losses at the end of 2003 but did not have unrealized losses at the end of 2004 were Johnson & Johnson, Motorola and Dana.  All three stocks traded above our purchase price during 2004.  We added to our position in Johnson & Johnson and reduced our positions in Motorola and Dana during the year; however, the change in status of unrealized losses was not related to portfolio changes.  Dana’s share price ended the year below our purchase price, but the loss was no longer continuous for more than 12 months.

During the first quarter of 2005, the stock portfolio was disrupted by security sales totaling $2.5 million which were executed for the purpose of raising cash to pay for the acquisition of Citizens Financial in Bloomington, Illinois.

Federal Agency Securities and Mortgage Backed Securities (Table 2)

As of March 31, 2005, the Company owned 20 U.S. Agency securities that had a total continuous unrealized loss greater than 12-months of $3.005 million.  Because of the nature of these securities, most of which are single pay at maturity, and because the Company has the ability to hold these investments until a recovery of market value, which may be maturity, the Company did not consider these investments to be other than temporarily impaired at March 31, 2005.

The Company owned one mortgage-backed security with a continuous loss greater than 12-months of $283,000 at March 31, 2005.  Because the decline in market value was attributable to changes in interest rates and not credit quality and because the Company has the ability to hold these investments until recovery of market value, the Company did not consider these investments to be other than temporarily impaired at March 31, 2005.

2.                                      We note from your disclosures in Note 1(f) that the Company’s non-marketable equity securities include investments in venture capital funds which are reported on the equity method.  Please provide a breakdown of these investments, which includes the name of the investee as well as the percentage ownership of common stock.  Tell us how you considered the disclosure requirements of paragraph 20 of APB 18 and tell us how you determined the fair value of these investments.

The Company responds as follows:

As of March 31, 2005, the Company was invested in four venture capital funds.  The following discussion provides a breakdown of these venture funds, including the business purpose, percentage of ownership and accounting disclosures for each fund.

Champaign-Urbana Venture Fund, LLC

Champaign-Urbana Venture Fund, LLC was organized on August 31, 1999 as an Illinois Limited Liability Company.  The purposes for which the Company was organized were:

A.    To raise and invest capital in start-up businesses located in or around Champaign-Urbana, Illinois and elsewhere with an emphasis on investments in companies located in the Midwestern states;

B.    To provide advisory services to start-up businesses, including but not limited to businesses in which the Company invests; and

C.    To engage in any lawful act or activities for which limited liability companies may be organized under the Illinois Limited Liability Company Act and to possess and exercise all of the powers and privileges granted by the Illinois Limited Liability Act or by any other law of the State of Illinois, together with any lawful powers and privileges incident thereto as far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business and purposes of the limited liability company.

As of December 31, 2004 and March 31, 2005, the Company held approximately 73% of the membership interest, and 11% of the membership.  The Company does not consolidate the investments in Champaign-Urbana Venture Fund, LLC because the following actions require approval of the majority of members:

(a)                                                                                  Amendment of the Articles of Organization and/or Operating Agreement of the Company,

(b)                                                                                 Merger or consolidation of the Company with any other entity, regardless of whether the Company will be the surviving entity,

(c)                                                                                  Liquidation and/or dissolution of the Company,

(d)                                                                                 Sale of all or substantially all of the Company’s assets,

(e)                                                                                  Increase or decrease in the base compensation, incentive compensation formula(s) or bonus(es) payable to the Manager,

(f)                                                                                    Transactions, other than deposits at Main Street Bank & Trust, in excess of $10,000 with Affiliates of the Manager or any holder of Class A or Class B Units in the Company,

(g)                                                                                 Investment transactions in which the company will investment or commit to pay more than $250,000 in one entity,

(h)                                                                                 Financing transactions in which the Company will borrow, guarantee or commit to pay more than $50,000,

(i)                                                                                     Payment of management fees, consulting fees or consideration of any other kind to the Manager, holders of Class A or Class B Units in the Company other than fees described in the Operating Agreement, or

(j)                                                                                     Real estate leasing transactions and/or personal property leasing transactions in which the total lease payments, including fees, percentage rent and bargain purchase option payments, exceed $50,000.

As of December 31, 2004 and March 31, 2005, the Company had investments of $1,253,000 and $1,252,000, respectively, recorded.  The Company accounts for this investment under the equity method, but does not consolidate because of the aforementioned control issues, which require a majority of the members’ approval.  The Company is approximately an 11% member.  These balances represent the Company’s equity in the fund based on the most recent financial information available as of the respective dates.  Fund management believes that the financial statements represent the fair value of the fund.

InDecatur Ventures, L.L.C.

InDecatur Ventures, L.L.C. (“the Fund”) was formed on October 18, 2001 as an “Other Investment Vehicle” primarily to make loans to businesses which: (i) were located or were locating in the Decatur, Illinois area; or (ii) contribute to or were connected with the Decatur, Illinois area economy.  At December 31, 2004 and March 31, 2005, the Company had $67,000 and $42,000, respectively, recorded in the Fund, representing approximately 36% ownership.  The Company accounts for this investment under the equity method.  These balances represent the Company’s equity in the fund based on the most recent financial information available as of the respective dates.  Fund management believes that the financial statements represent the fair value of the fund.

Prairie Capital II, L.P.

Prairie Capital II, L.P. (“the Fund”) was formed February 3, 2000 as a Small Business Investment Company.  The Fund is in the business of investing in or lending money primarily in the form of subordinated debt securities to companies within the United States.  At both December 31, 2004 and March 31, 2005, the Company had $1,767,000 recorded in the Fund, representing approximately 4% ownership.  The Company accounts for this investment under the equity method.  These balances represent the Company’s equity in the fund based on the most recent financial information available as of the respective dates.  Fund management believes that the financial statements represent the fair value of the fund.

Prairie Capital III, L.P.

Prairie Capital III, L.P. (“the Fund”) was formed March 31, 2003 as a limited partnership, for the purpose of operating as a Small Business Investment Company.  The Fund is in the business of investing in or lending money primarily in the form of subordinated debt securities to companies within the United States.  At both December 31, 2004 and March 31, 2005, the Company had $616,000 recorded in the Fund, representing approximately 2% ownership.  The Company accounts for this investment under the equity method.  These balances represent the Company’s equity in the fund based on the most recent financial information available as of the respective dates.  Fund management believes that the financial statements represent the fair value of the fund.

In connection with this response, Main Street further acknowledges that:

•                  Main Street is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Main Street may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Van A. Dukeman

Van A. Dukeman
President and Chief Executive Officer

TABLE 1

SCHEDULE OF INVESTMENT IN OTHER SECURITIES

WITH A LOSS AT DECEMBER 31, 2002 THAT WERE

STILL IN A LOSS POSITION AT DECEMBER 31, 2003

(in thousands, except for share data)

Name of security	at 12/31/02 # of shares	at 12/31/02 Cost	at 12/31/02 Fair Value	at 12/31/02 Unreal Loss	2003 Trans.: # of shares (sold)/purch	2003 Total Value (Received) or Paid	2003 Gain or (Loss) Recognized	2003 Market Increase (Decrease)	at 12/31/03 # of shs	at 12/31/03 Cost	at 12/31/03 Fair Value	at 12/31/03 Unreal Loss

(a) Bristol Myers Squibb	4,250	174	98	(76)	—	—	—	24	4,250	174	122	(52)
(b) Compuware Corp	30,591	400	147	(253)	—	—	—	38	30,591	400	185	(215)
(c) Dana Corp	16,000	314	188	(126)	—	—	—	106	16,000	314	294	(20)
(d) DuPont E I De	3,083	159	131	(28)	(500)	(21)	(6)	9	2,583	132	119	(13)
(e) Infocus Corp	14,750	335	91	(244)	—	—	—	52	14,750	335	143	(192)
(f) Johnson & Johnson	2,000	121	107	(14)	—	—	—	(4)	2,000	121	103	(18)
(g) Merck & Co	1,864	124	106	(18)	—	—	—	(20)	1,864	124	86	(38)
(h) Motorola	11,600	169	100	(69)	—	—	—	62	11,600	169	162	(7)
(i) SBC Communication	5,000	142	136	(6)	—	—	—	(6)	5,000	142	130	(12)
(j) Solectron Corp Com	35,000	621	124	(497)	—	—	—	83	35,000	621	207	(414)
Total	124,138	2,559	1,228	(1,331)	(500)	(21)	(6)	344	123,638	2,532	1,551	(981)

SCHEDULE OF INVESTMENT IN OTHER SECURITIES

WITH A LOSS AT DECEMBER 31, 2003 THAT WERE

STILL IN A LOSS POSITION AT DECEMBER 31, 2004

(in thousands, except share data)

Name of security	at 12/31/03 # of shares	at 12/31/03 Cost	at 12/31/03 Fair Value	at 12/31/03 Unreal Loss	2004 Trans.: # of shares (sold)/purch	2004 Total Value (Received) or Paid	2004 Gain or (Loss) Recognized	2004 Market Increase (Decrease)	at 12/31/04 # of shs	at 12/31/04 Cost	at 12/31/04 Fair Value	at 12/31/04 Unreal Loss

(a) Bristol Myers Squibb	4,250	174	122	(52)	200	5	—	(13)	6,450	229	165	(64)
(a) Bristol Myers Squibb					2,000	51	—	—
(b) Compuware Corp	30,591	400	185	(215)	5,000	25	—	20	38,591	427	247	(180)
(b) Compuware Corp					3,000	18	—	—
(b) Compuware Corp					1,000	5	—	—
(b) Compuware Corp					(1,000)	(6)	(15)	—
(c) Dana Corp	16,000	314	294	(20)	(300)	(6)	3	N/A	N/A	not a continuous loss		N/A
(d) DuPont E I De	2,583	132	119	(13)	(300)	(13)	(1)	6	2,283	118	112	(6)
(e) Infocus Corp	14,750	335	143	(192)	(1,000)	(8)	(36)	(8)	15,000	301	137	(164)
(e) Infocus Corp					1,250	9	—	—
(f) Johnson & Johnson	2,000	121	103	(18)	500	26	—	N/A	N/A	not a continuous loss		N/A
(g) Merck & Co	1,864	124	86	(38)	1,000	47	—	(40)	3,064	177	99	(78)
(g) Merck & Co					200	5	—	—
(h) Motorola	11,600	169	162	(7)	(9,500)	(186)	—	N/A	N/A	not a continuous loss		N/A
(i) SBC Communication	5,000	142	130	(12)	(100)	(3)	—	(1)	4,900	139	126	(13)
(j) Solectron Corp Com	35,000	621	207	(414)	(200)	(1)	(6)	—
(j) Solectron Corp Com					(5,658)	(29)	(186)	—
(j) Solectron Corp Com					2,000	12	—	—
(j) Solectron Corp Com					700	4	—	(23)	31,842	414	170	(244)
Total	123,638	2,532	1,551	(981)	(1,208)	(45)	(241)	(59)	102,130	1,805	1,056	(749)

SCHEDULE OF INVESTMENT IN OTHER SECURITIES

WITH A LOSS AT DECEMBER 31, 2004 THAT HAD A

CONTINUOUS LOSS POSITION AT MARCH 31, 2005

(in thousands, except for share data)

Name of security	at 12/31/04 # of shs	at 12/31/04 Cost	at 12/31/04 Fair Value	at 12/31/04 Unreal Loss	2005 Trans.: # of shares (sold)/purch	2005 Total Value (Received) or Paid	2005 Gain or (Loss) Recognized	2005 Market Increase (Decrease)	at 3/31/05 # of shs	at 3/31/05 Cost	at 3/31/05 Fair Value	at 3/31/05 Unreal Loss

(a) Bristol Myers Squibb	6,450	229	165	(64)	(3,250)	(81)	(65)	(3)	3,200	83	81	(2)
(b) Compuware Corp	38,591	427	247	(180)	(1,000)	(6)	(7)	28	17,000	129	122	(7)
(b) Compuware Corp					(20,591)	(147)	(138)
(d) DuPont E I De	2,283	118	112	(6)	(2,283)	(124)	6	N/A	—	—	—	—
(e) Infocus Corp	15,000	301	137	(164)	(3,750)	(25)	(112)	(47)	11,250	164	65	(99)
(g) Merck & Co	3,064	177	99	(78)	(1,364)	(43)	(49)	(1)	1,700	85	55	(30)
(i) SBC Communication	4,900	139	126	(13)	(4,900)	(120)	(19)	N/A	—	—	—	—
(j) Solectron Corp Com	31,842	414	170	(244)	(7,000)	(35)	(102)	(49)	24,842	277	86	(191)
Subtotal 12/31/04	102,130	1,805	1,056	(749)
(k) Pfizer *	4,825	161	130	(33)	(2,625)	(71)	21	2	4,750	152	125	(27)
(k) Pfizer					300	8
(k) Pfizer					2,250	56
Total	106,955	1,966	1,186	(782)	(44,213)	(588)	(465)	(70)	62,742	890	534	(356)

* No continuous loss existing greater than 12-months at December 31, 2004.

TABLE 2

MAIN STREET TRUST, INC.

SUMMARY OF UNREALIZED CONTINUOUS LOSSES GREATER THAN 12-MONTHS

MARCH 31, 2005

Type of Security		Purchase	Maturity	Coupon	Current	Net	Amort	Fair	Book	Unrealized
CUSIP	Description	Date	Date	Rate	Face	Call Date	to Date	Value	Value	Loss
US Agencies
31331LE38	FFCB CONS AGY	Sep-03	Mar-06	4.9000	$200	NC	Mar-06	$202	$205	$(3)
31331LVS4	FFCB AGY	Feb-03	Dec-06	4.6500	540	NC	Dec-06	545	558	(13)
31331QV61	FFCB CONS AGY	Jun-03	Sep-07	2.6250	8,970	NC	May-04	8,615	8,971	(356)
31331QV61	FFCB CONS AGY	Jun-03	Sep-07	2.6250	1,500	NC	Sep-07	1,441	1,499	(58)
31331QV61	FFCB CONS AGY	Jun-03	Sep-07	2.6250	1,500	NC	Sep-07	1,441	1,499	(58)
31331QWK9	FFCB CONS AGY	Apr-03	Sep-06	2.2500	5,000	NC	Sep-06	4,884	4,983	(99)
31331QWK9	FFCB CONS AGY	Apr-03	Sep-06	2.2500	5,000	NC	Sep-06	4,884	4,983	(99)
31331TWJ6	FFCB AGY	Mar-04	Nov-08	3.5500	4,425	NC	Nov-08	4,286	4,425	(139)
31331TWJ6	FFCB AGY	Mar-04	Nov-08	3.5500	4,500	NC	Nov-08	4,359	4,500	(141)
31339XBX1	FHLB AGY	Feb-04	Jun-06	2.2600	5,400	Apr-05	May-04	5,302	5,400	(98)
31339XH98	FHLB AGY	Jul-03	Dec-08	3.4000	1,000	Jun-05	Dec-08	962	998	(36)
31339XH98	FHLB AGY	Jul-03	Dec-08	3.4000	2,000	Jun-06	Dec-08	1,925	1,997	(72)
31339XH98	FHLB AGY	Mar-04	Dec-08	3.4000	1,000	Jun-06	Jun-04	962	1,000	(38)
31339YZC9	FHLB AGY	Mar-04	May-07	3.0000	400	May-05	May-04	390	400	(10)
3133MHQB3	FHLB AGY	Sep-03	Oct-05	4.5600	1,000	NC	Oct-05	1,006	1,014	(8)
3133MJHA1	FHLB AGY	Sep-03	Oct-06	4.5400	2,000	NC	Oct-06	2,018	2,063	(45)
3133MJVQ0	FHLB AGY	May-03	May-06	4.0150	1,150	NC	May-06	1,153	1,178	(25)
3133MNPQ8	FHLB AGY	Oct-03	May-07	4.8750	5,000	NC	May-07	5,074	5,212	(138)
3133MUMU6	FHLB AGY	Aug-03	Dec-05	2.5000	3,000	NC	Dec-05	2,978	3,009	(31)
3133MUMU6	FHLB AGY	Aug-03	Dec-05	2.5000	3,000	NC	Dec-05	2,978	3,009	(31)
3133MY7J0	FHLB AGY	Apr-03	Apr-06	2.5500	6,000	NC	Aug-04	5,928	6,000	(72)
3133MY7J0	FHLB AGY	Apr-03	Apr-06	2.5500	4,000	NC	Jul-04	3,952	4,000	(48)
3133MYRR0	FHLB AGY	Jun-03	May-07	2.6250	2,000	NC	May-07	1,938	2,015	(77)
3133MYRR0	FHLB AGY	Jun-03	May-07	2.6250	2,000	NC	May-07	1,938	2,015	(77)
3133MYXQ5	FHLB AGY	Jun-03	Jun-07	3.0000	10,000	Jun-05	Jun-04	9,736	10,000	(264)
3133MYXQ5	FHLB AGY	Jun-03	Jun-07	3.0000	3,150	Jun-05	Jun-04	3,067	3,150	(83)
3133X22W4	FHLB AGY	Nov-03	Feb-07	3.0800	2,545	NC	May-04	2,499	2,545	(46)
3133X5CV8	FHLB AGY	Mar-04	Dec-06	2.2800	1,250	NC	Dec-04	1,214	1,250	(36)
3133X5CV8	FHLB AGY	Mar-04	Dec-06	2.2800	2,000	NC	Dec-06	1,942	2,000	(58)
3133X5M21	FHLB AGY	Mar-04	Dec-07	3.0000	4,000	Apr-05	Mar-05	3,862	4,000	(138)
3133X5M21	FHLB AGY	Mar-04	Dec-07	3.0000	7,000	Apr-05	Mar-05	6,759	7,000	(241)
3133X5M39	FHLB AGY	Mar-04	Mar-07	2.6000	8,000	Apr-05	Mar-05	7,755	8,000	(245)
3133X5M39	FHLB AGY	Mar-04	Mar-07	2.6000	4,000	Apr-05	Mar-05	3,878	4,000	(122)

Total US Agencies (1)								109,873	112,878	(3,005)

Mortgage-backed securities
31393RF62	FHLMC 2613-KC	Jun-03	Feb-33	5.0000	5,372	NC	Mar-06	5,222	5,427	(205)
31393RF62	FHLMC 2613-KC	Jun-03	Feb-03	5.0000	2,031	NC	Mar-06	1,974	2,052	(78)

Total mortgage-backed securities (2)								7,196	7,479	(283)

Subtotal, debt securities								117,069	120,357	(3,288)

Other equity securities
Other equity securities (refer to Table 1)								534	890	(356)

Total other equity securities								534	890	(356)

Grand Total								$117,603	$121,247	$(3,644)

(1)          Because the Company has the ability and intent to hold these investments until a recovery in market value, which may be maturity, the Company did not consider these investments to be other-than-temporarily impaired at March 31, 2005.

(2)          Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold these investments until recovery in market value, which may be maturity, the Company did not consider these investment to be other-than-temporarily impaired at March 31, 2005.